As filed with the Securities and Exchange Commission on November 14, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE HERZFELD CARIBBEAN BASIN FUND, INC.

(Name of Subject Company (Issuer))

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

42804T106

(CUSIP Number of Securities)

Thomas K. Morgan

The Herzfeld Caribbean Basin Fund, Inc.

119 Washington Avenue, Suite 504

Miami Beach, Florida 33139

Telephone: (305) 777-1660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

John P. Falco, Esq.

Troutman Pepper Hamilton Sanders LLP

3000 Two Logan Square | 18th & Arch Streets

Philadelphia, PA 19103

Telephone: (215) 981-4659

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☒	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on October 12, 2022 by The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to 5% of the outstanding shares of the Fund (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement on October 12, 2022.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at the close of regular trading on the NASDAQ Capital Market on November 8, 2022.

2. A total of 2,374,186.355 Shares of the Fund were validly tendered and not withdrawn before the expiration of the Offer, and 338,382 Shares were accepted for purchase by the Fund in accordance with the terms of the Offer at a price of $4.9823 per share.

ITEM 12. EXHIBITS.

(a)(5)(iii)	Press Release dated November 14, 2022
107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Herzfeld Caribbean Basin Fund, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President